Exhibit 99.3

Press Conference

Infosys Limited
Q2 FY’24 Media Conference Call

October 12, 2023

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Nilanjan Roy

Chief Financial Officer

Sandeep Mahindroo

Senior Vice President, Financial Controller & Head of Investor Relations

ANALYSTS

Bryan Bergin

Cowen

Kawaljeet Saluja

Kotak

Moshe Katri

Wedbush Securities

Kumar Rakesh

BNP Paribas

Sandeep Shah

Equirus Securities

Nitin Padmanabhan

Investec

Vibhor Singhal

Nuvama Equities

Ashwin Mehta

Ambit Capital Private Limited

Gaurav Rateria

Morgan Stanley

Keith Bachman

BMO

Yogesh Agarwal

HSBC

Vivek Gedda

SBI Mutual Fund

Abhishek Kumar

JM Financial

Apurva Prasad

HDFC Securities

Moderator

Ladies and gentlemen, good day, and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing star then zero on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you, sir.

Sandeep Mahindroo

Hello, everyone, and welcome to Infosys Earnings Call for Q2 FY '24. Joining us here on this call is CEO and MD, Mr. Salil Parekh; CFO, Mr. Nilanjan Roy; and other members of the leadership team. We will start the call with some remarks on the performance of the company for Q2 followed by comments from Salil and Nilanjan, subsequent to which we will open up the call for questions.

Kindly note that anything we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in the filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on to Salil.

Salil Parekh

Thanks, Sandeep. Good afternoon, good evening, good morning to everyone on the call. Thank you very much for joining us.

We have had a strong quarter in Q2. Our growth was 2.3% quarter-on-quarter and 2.5% year-on-year in constant currency. Our operating margin was at 21.2%. Large deal TCV was at the highest ever for us at $7.7 bn, and 48% of this was net new. Our Q2 large deals include four mega deals. It does not include the MoU we signed and announced for $1.5 bn.

We see that with our large deal wins in the past two quarters, we are winning market share in the area of cost, efficiency, automation and AI. This is a testament to our strong position as partner of choice for clients. With a clear focus on client relevance, as the economic environment changed, we rapidly pivoted from delivering transformation projects to also delivering productivity benefits and cost savings at scale.

These large and mega deal wins help us to build a strong foundation for our future. We continue to see the overall environment where digital transformation program and discretionary spends are low and decision-making is slow. This is impacting our volumes.

The adoption of Topaz, our Generative AI capability set is helping us deliver more value and to increase market share. We are currently working on over 90 Generative AI programs. Our work is with proprietary and open-source large language models. We continue to make investments in Generative AI as we look to help our clients navigate the way forward with deep capability. We have trained 57,000 employees in Generative AI.

We have announced the launch of our compensation review program for all employees effective November 1.

Our margin expansion program is being driven comprehensively across the company. We have five areas of focus: pyramid, automation, critical portfolio, indirect cost and value and it has 20 specific tracks within these five areas.

We are delighted to welcome Rafael Nadal and Iga Świątek as our brand ambassadors. We are thrilled to be recognized on Kantar's list of most valuable global brands at number 64.

With the continued reduction in digital transformation programs and discretionary spend and the ramp-up of our large and mega deals towards the end of our financial year, we are changing our growth guidance for this financial year to be growth of 1% to 2.5% in constant currency. Our operating margin guidance for the financial year remains unchanged at 20% to 22%.

With that, let me hand it over to Nilanjan.

Nilanjan Roy

Thanks, Salil. Good evening, everyone and thank you for joining the call.

Q2 revenue growth was 2.5% year-on-year in constant currency. Sequentially, revenues grew by 2.3% in constant currency and 2.2% in dollar terms. While we saw continued softness in underlying volumes, revenue for the quarter was supported by stronger growth in the balanced portfolio and improved realizations from one-timers.

H1 revenue growth was 3.3% in constant currency terms and operating margins were at 21%, which is the midpoint of our guidance range.

Highlight for Q2 was the large deal TCV of $7.7 bn of which a sizable 48% was net new. Consequently, our H1 large deal TCV is at $10 bn, which has already exceeded the total large deal signing for FY '23. I will talk about it in more details later.

As announced in the previous quarter, we have launched Project Maximus, which is a margin improvement plan across five pillars and over 20 tracks. This program has been well received across the organization, and we have been able to identify several new opportunities across the pillars. We have also seen some early benefits in some areas like utilization and optimization of overheads. We remain confident that this program will create a more meaningful impact on operating margins in the future.

Operating margins for Q2 were 21.2%, an increase of 40 bps sequentially, bringing H1 margins to 21%. Increase in operating margin sequentially was due to 0.5% from cost optimization benefits, comprising of higher utilization, pricing, etc., 0.3% from revenue one-timers, 0.1% from rupee depreciation, offset by 0.5% increase due to third-party cost, salary related and other items.

Client metrics remained strong with a number of $50 mn clients increasing to 80 and $100 mn clients at 39, reflecting our strong ability to mine top clients by providing them multiple relevant services.

We are rolling out FY '24 compensation hikes for employees effective November 1. Headcount at the end of the quarter stood at 328,000 employees, a decline of 2.2% from the previous quarter.

Our focus on improving operating efficiencies has resulted in an improvement of utilization, excluding trainees, from 81.1% to 81.8%, which we believe has further room for optimization. LTM attrition for Q2 reduced further to 14.6%, while quarterly annualized attrition was flat sequentially. Free cash flow for the quarter was robust at $670 mn and the conversion to net profit for Q2 was robust at 89%.

Our unbilled revenues dropped for the second consecutive quarter and consequently, this has partly led to an increase in DSO by four days sequentially to 67. Consolidated cash and equivalents stood at $4.2 bn at the end of the quarter. The Board announced an interim dividend of INR18, an increase of 9.1% when compared to last year.

EPS grew by 1.7% in dollar terms and 4.6% in rupee terms on a year-on-year basis.

Yield on cash balances was 6.7% in Q2. ROE was 30.9% an improvement of over 8% under the current capital allocation policy started in FY '20.

We had an excellent outcome in our large deal wins, thanks to our strong client relationships and the relevance of our service offerings. We signed 21 large deals in Q2, including four mega deals. As mentioned, the total large deal TCV was $7.7 bn with a strong 48% net new. We signed six large deals in retail, five in manufacturing, four in telecom, three in FS, two in life sciences and one in EURS vertical. Region-wise, we signed twelve in America, eight in Europe and one in ROW.

Coming to our vertical segment performance, Outlook continues to remain uncertain in financial services sector with slowdown in areas like mortgages, asset management, investment banking, cards and payments. Q2 growth was impacted by spend reduction in some large clients, which was partially offset by ramp-ups of large deal wins in areas like cost optimization and vendor consolidation. We remain cautiously optimistic about medium-term outlook due to the movement to cloud led by increased need for real-time insights and analytics.

Growth challenges in communication sector continues, coupled with increasing opex pressures, risk of inflation, high interest rates and supply/demand imbalances are creating near-term uncertainties. Delays in decision-making continues. Our strong large deal signings and pipeline will help support growth in medium term. The recent deal with Liberty Global restates our positioning as a leader in partnering with clients to provide significant savings, as well as innovative ways to transform their landscape.

EURS clients are taking a conservative approach to discretionary spend and the trend is likely to continue through the year. In energy, spending remains cautious due to the economic slowdown with focus on cost takeout and ROI. Utilities, especially in North America, continue to feel the pressure from high interest rates, resulting in delays in capital-intensive programs. European Utility players are continuing to make investments on legacy modernization.

While the external environment continues to be volatile, manufacturing sector continued to show double-digit growth year-on-year in Q2. Our capabilities in areas like digital transformation, cloud ERP, supply chain, smart factory, etc., are resonating well with clients resulting in benefits with vendor consolidation in turn leading to stronger deal signings. While pressure on discretionary spend continue, there are opportunities in areas like infra transformation, cost consolidation, etc., which is resulting into a stronger pipeline.

In the retail segment, budgets continue to remain tight with clients continue to focus on budget consolidation, cost and efficiency. Interest on Gen AI is growing and clients are evaluating our Topaz offerings to modernize enterprise and refactor, reengineer and deploy code.

While we had a very strong sequential growth in Q2, the underlying softness in volume and discretionary spends continue. We have revised our revenue growth guidance for FY '24 to 1% to 2.5% in constant currency terms. Our deal signing and strong pipelines lays the foundation for acceleration and growth beyond FY '24. We retain our margin guidance band for the year at 20% to 22%.

With that, we can open up the call for questions.

Moderator

Thank you very much. We will now begin the question-and-answer-session. The first question is from the line of Bryan Bergin from Cowen. Please go ahead.

Bryan Bergin

Hi, good evening, thank you. So I wanted to just start with the growth guidance reduction. And I am trying to understand if the reduction is more due to the delay of the large deal ramps versus what you had expected three months ago? Or if it is more due to incremental volume cuts and other program efficiencies?

Salil Parekh

Hi, thanks for the question. This is Salil. I think it is a combination of those points. There is a way large programs start off, there is delays in starting them. The closing cycle was also a bit longer as we were signing these deals. So that had a bit of slowness. And we are seeing discretionary spend which is coming down and we saw that continuing on transformation programs being slow, that is also continuing on in this quarter. So, it was a combination of those points.

Bryan Bergin

Okay. I appreciate the color. And then just on margin, on an understanding you have the wage increments that you have just announced here but you also have margin tailwinds through Project Maximus, so, can you give us some color on where you are finding comfort within the margin range that you refer to here today? So I know you are roughly at the midpoint through the first half. Do you expect to be above or below that as you go through the second half?

Nilanjan Roy

Yes. So like I said, we had a good quarter 2. And as I explained in my margin walk, we nearly had a 50 basis points improvement from our project Maximus on cost optimization. And that gives us comfort for the rest of the year and of course a much longer program, which will take not only into this year into next year as well. We also realize that we have apparent inefficiencies. Our utilization is still low. So these will go and help us and, of course, offset the wage hikes, etc.

So we have a good program over the next 18 months to see where we end up. And of course, our aspirations continue to be that to improve margins from where we are presently.

Bryan Bergin

Thank you.

Moderator

Thank you. The next question is from the line of Kawaljeet Saluja from Kotak. Please go ahead.

Kawaljeet Saluja

Hi, thank you. I have a couple of questions. My first question is that can you quantify the revenue one-timers? And are these revenue one-timers in third-party items bought for service delivery to clients or those are separate?

Nilanjan Roy

See, in the margin walk, we have talked about 30 basis points impact on margin from revenue one-timers. So it is going to be around that figure or slightly more than that. So, these are largely items that will fall through straight to margin. What is the second part, Kawal?

Kawaljeet Saluja

Okay. The second part of the question is that can you detail out the verticals to which the mega deals belong? And the other question related to the deals is that normally, you expect the direction of revenue growth and deal wins to synchronize, whereas actually, they are moving in the opposite direction. So what needs to change for the synchronization to happen again?

Nilanjan Roy

Yes. So Kawal, we do not give out which segments, the mega deals are falling under. The second part was you are saying where will revenue and the large deal announcement synchronize, is that the question?

Kawaljeet Saluja

Yes, yes, absolutely. I mean they seem to be moving in different directions. With the $7.7 bn mega/large deal wins, you would have expected a happier picture on growth outlook, whereas things seem to have changed there. So, what needs to change for the synchronization of growth and the deal wins to happen?

Nilanjan Roy

Sure. So I think one is, of course, mega deals. As you know, post signing, they have a runway in terms of, firstly, in some cases, they may have rebadging, so that is the time it takes, sometimes we have regulatory approval, so you cannot even do people transfer. And then, there is a transition period. And then, post transition, there is a transformation element or a run. So these are all steps in the process. And as you can imagine, being such large deals, these cannot be turned on and turned off, if we are taking over the entire landscape, etc, they have to be planned through entirely. Therefore, it takes a couple of quarters before they start building into the revenue figures. And like I said, this will set us up well for FY '25 fundamentally. And as Salil said, in the near term, in the quarter, there is, of course, the underlying volume sluggishness. And we have to recognize that part as we build in our forecast for this year.

Kawaljeet Saluja

Okay, what is the deal pipeline like after the recent conversion of pipeline into a mega deal? So how does the pipeline look like? I mean, is it significantly lighter, or does it stay remarkably strong?

Nilanjan Roy

It is a strong pipeline, with $7.7 bn this quarter, I think it cannot be higher than the previous quarter, but it is a very strong pipeline. And we will continue to have enough in the funnel to start refilling this.

Kawaljeet Saluja

Okay. Just a final question on deals. I think the past experience of mega deals and the transition of that into profitability has not been very encouraging. But if I look at your comments and Salil's comments, all of you have highlighted that your profitability aspiration is to improve your profit, you want to improve your profitability. Now at the same time, you have those mega deals as well. So how does the profitability dynamics play out, especially given the past context?

Nilanjan Roy

So Kawal, as you know better than anybody else, when we set out the large deal strategies more than five years back, we were close to about 21% margin. We have signed probably $50 bn plus of large deals. And today, we are at 21%, 21.2%. So, we have not seen any margin erosion because of the large deal strategy, right. We recognize over all these periods and this experience which we have, we will sign on these large deals. Of course, upfront, they will have margin pressures. And from a portfolio perspective, as you look in the deal tenures, we have our experience to say how we can improve the margin of the deal from day one versus, say, in year five.

And in a way, that is the portfolio we are able to rotate, go and get deals. At the same time, with our cost optimization programs, make these deals approach portfolio margins. And I mean, the proof of the pudding is in the eating, $50 bn of large deals later, our margins are where they were.

Clarification: Operating margin guidance for FY 19 when the large deal strategy was announced was 22-24%, as mentioned in earnings release on April 13, 2018

Kawaljeet Saluja

Okay, sure. Thanks, thanks a lot.

Moderator

Thank you. The next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Hey, thanks and congrats on very strong TCV bookings for the quarter. So, if we are trying to kind of figure out the conversion pace of some of those large deals that I mean, I guess at this point, it seems that we have not seen a lot of that conversion happen, but when do we start seeing that reflected in better top line growth? Is the March quarter next year is the quarter or we could actually see better top line growth because of those conversions? Is that the right way looking at it?

Nilanjan Roy

Yes. So, there are a number of deals in this pipeline. Some will start in Q4, some which we signed last quarter have already started coming, a bit of that into Q3. So, it is not like one day, we suddenly have these 21 deals, which have rebids inside. So, they are phased. And in terms of even ramp-ups, you will see it is not that you hit the run rate on the day of the revenue booking, right, some of them take a longer period. So, it is a combination of all that.

Moshe Katri

Okay. And just to be clear, these are deals that are funded with the calendar '23 budget, you do not need calendar '24 budget to continue funding these deals. Is that the right way of looking at it as well?

Salil Parekh

Sorry, can you repeat that? I could not hear that, Moshe.

Moshe Katri

Yes. So, the deals that you have won this year are funded with calendar '23 budgets. I just want to confirm that. i.e., you do not really need the approval of Calendar '24 budgets to continue funding these deals, is that the right way of looking at it?

Nilanjan Roy

Yes. So, they have already come out of existing budgets, but many of these are actually cost takeout programs in this environment, right, vendor consolidation, cost takeout. So actually, we are giving money back in a way to the organization which is why in a way we are winning these deals.

Moshe Katri

Yes. Good. And then the final question. Do you have any view, maybe Salil can talk about that, about calendar '24 budget cycle that probably should start maybe by next month. Do we feel that the budget cycle is going to be on time? Do you think there is going to be budget delays, which is what happened earlier this year? What are you seeing at this point based on some of the client conversations that you are having? Thanks a lot.

Salil Parekh

Thanks. The way we are seeing the client conversations today, we do not see a change that has come about. There is a lot of constraints with clients, whether it is on transformation programs or discretionary projects, which are significantly reduced or slowed down. So that thinking is continuing on. As you pointed out, over the next few weeks, we will get a better sense if that is changing, either improving or not for the following year.

But at this stage, that is the mindset we are seeing. And there is an attention on cost and efficiency, which also continues as we are in discussion. So, the conversations that we have been having over the last few months is the same tone we see as they go into the end of the year for next year's budgeting. We do not see a change in that at this stage.

Moshe Katri

Understood. Thank you.

Moderator

Thank you. The next question is from the line of Kumar Rakesh from BNP Paribas. Please go ahead.

Kumar Rakesh

Thank you. So Salil, my first question was around the volume performance during the quarter. You did talk about that it is under pressure in last quarter also, you had talked about it. So, during the quarter, how the volume performance you saw through the quarter? Was it further deteriorating since where we saw last quarter? And is your guidance implying that there would be further deterioration outside of the seasonality in coming two quarters?

Salil Parekh

So, I did not share the volume specifics, I mentioned that there was continued constraints or pressure on that. What is happening, if you step back a little bit is, there is impact on revenue, which is from slowing or stopping of discretionary work and the transformation programs. And then we have, on the other hand, with the large and mega deals, some of those starting off, that giving us a benefit on the revenue side.

So there we saw the volume constrained from the first part of that in this quarter. In the coming quarters, you know that, we will have in Q3, the usual seasonal impact with the end of the calendar year, holidays and so on. And typically, for us, for Infosys, Q3 and Q4 are softer quarters in any case. So, we anticipate that. We do not have a view which is different from that. That is how we are looking at it going in. But these things are changing as we go through each quarter.

So we were fortunate, we delivered a very strong quarter, but as we look out, we can see the pressures with the clients. And that is what gives us the reason to be watchful on both those sides.

Kumar Rakesh

Thanks for that. My second question was during the press conference, you did talk about that Infosys is working on proprietary large language models. So, clarification is, are these models that you are working on, Infosys’ own or these are for clients or your ecosystem partners? And what kind of models, use cases and dataset you are using for them?

Salil Parekh

So there, what I was referring to was proprietary models from our partners. So, we are not developing a large language model of our own. As you know, there are a large number of these models, which are already in the market. Some of them are proprietary, and some of them are open source. We are working with both types of those models.

Typically, we are working in what is called the narrow transformer approach, where we start to see datasets, which are a little bit more enterprise focused, which allow enterprise, large clients to take advantage of that dataset for their own activity. And the applications, again, you have probably seen that. We are seeing applications on software development, on text, on voice, on video. So, we are seeing applications today on all of these areas and are actually working on all of these areas. And that is for the clients. we are doing some work inside Infosys as well for our own activities.

Kumar Rakesh

Got it. Thanks. That is very helpful.

Moderator

Thank you. The next question is from the line of Sandeep Shah from Equirus Securities. Please go ahead.

Sandeep Shah

Yes. Thanks for the opportunity. The first question is Nilanjan, in your opening remarks, you mentioned that the mega deal wins and the robust order book signing will help us to accelerate the growth beyond FY '24. So is it fair to say, most of the deal wins of this year will have a solid support in terms of the growth pick-up in FY '25?

Nilanjan Roy

Yes. I mean, these will translate into revenue one day. So, like I said, they will start in FY '25 and like somebody else also asked and we answered before, it is not like on one sudden day, they all start together. So, they will have a run up. But absolutely, some of them will start even sooner in FY '24 towards the fag end.

Moderator

Sandeep, is your question answered? Thank you. We move to the next question. That is from the line of Nitin Padmanabhan from Investec. Please go ahead.

Nitin Padmanabhan

Yes. Hi, good evening and thank you for the opportunity. I had two questions. So, one is on discretionary spends. As yesterday, I think, your peer had mentioned that they do not think discretionary spends recover even in 2024. Just wanted your thoughts on how are you thinking about this, overall?

And in the context of this, well, we have seen very strong deal wins this time around. And obviously, those are deals that would have been under the hood for maybe the last 12 months, which have all closed. When you look at it going forward, do you think that deal activity per se, could sort of slow down, is there a risk there? Or if you could give some context in terms of pipeline versus how it was before these deals closed? And how is it today? Is there a lot of replenishment that needs to be done to reach back to the same level? That is the first question.

Salil Parekh

So, on the first part, we do not have a view on financial year '24 in terms of volume and so on. What we are sharing today is, what we have seen, for example, in Q2 and what we observed from that keeping in mind some of the seasonality of this coming quarter and the end of our financial year.

On the pipeline or deal activity, as Nilanjan was sharing, we see a good pipeline. Of course, the deals we have closed have come out of the pipeline. But it is still a good pipeline for us. There is a lot of interest from clients in cost and efficiency and automation, which is where many of these large and mega deals have come in. There is a good interest in consolidation, which is where some of those deals have come in. And we continue to gain market share in that. So, we feel good about it. And there is that continuing interest in that type of work.

Nitin Padmanabhan

Sure. The second question was the underlying assumption on the guidance, if I understand right, is that the revenue accretion from these large deals will be very miniscule this year, and you have headwinds on the discretionary side. The bigger accretion should really happen maybe next year. So this year is very miniscule. That is a very fair assumption?

Nilanjan Roy

Yes. The definition of miniscule can vary and can be quite different. But yes, I mean, it is more largely in FY '25, absolutely.

Nitin Padmanabhan

Yes. So, I meant on a quarterly run rate basis, would it be miniscule of that coming into the revenue versus what you originally thought? That was the context.

Nilanjan Roy

Yes

Nitin Padmanabhan

Sure. Fair enough. And lastly, in terms of the headwinds on discretionary, which verticals really stand out in terms of where you are seeing the maximum pressure? That is the last question. Thank you.

Nilanjan Roy

Yes. I think, as we mentioned the three verticals, I think, you can see it both sequentially. You can see it year-on-year. You can see it with the peer group. It is financial services, it is mortgage, it is asset management, it is parts of retail, it is communication. And I do not think, we are any different from any of our peers. Everybody is calling out that these three verticals have been soft.

Nitin Padmanabhan

Sure. Fair enough. Thank you so much. All the very best.

Moderator

Thank you. The next question is from the line of Vibhor Singhal from Nuvama Equities. Please go ahead.

Vibhor Singhal

Yes. Hi, thanks for taking my question. Salil, just two questions from my side. As we started the year with a guidance of 4% to 7% for FY '24, and we basically downgraded the guidance, second time this time around. So, in the last callyou had mentioned that, maybe in the first guidance, there were some assumptions which did not play out, and we had a fair bit of conservative numbers into the 1% to 3.5% guidance which we had given last time.

So, I just want to understand that we have been winning good deals all along, especially in this quarter, and as you mentioned that some of the deals are taking time, so, what has changed from the time that we gave the first guidance to this time, in terms of the projects that we have already there in existence. Is that discretionary part of that, which is being put on hold much longer than anticipated? Is there any one single or a couple of large projects which has kind of stopped contributing the amount that we had expected? Any color on that would be really helpful.

Salil Parekh

So, there is no one project or one specific client that is where this is coming from. I think, as we look at each quarter, we look at the combination of the two streams on discretionary work and on digital transformation and other programs. How that is slowing down, where it is slowing down, what the volume implications are. And then we look at how the large and mega deals are coming into the revenue stream.

As we look out, when we see changes in the discretionary work or we see some slowing down of decision-making for closing deals or slowing down in the start of ramp up, those are the factors that come into play as we look at the revenue outlook. And then as we come into this time of the year, especially, we look at the seasonality in Q3 and Q4 and how the thinking is in the client buying environment. So that is really the combination of things that we do. There is not any one activity which has led to that change for us.

Vibhor Singhal

Got it. Any specific pockets of weakness which you have seen deteriorate at a much sharper rate than anticipated? It could be maybe vertical-wise or maybe a specific domain, let us say, cloud adoption, or any other domain, or is it across the board?

Salil Parekh

So, the way we see in terms of industries, we have a similar sort of view from last quarter, the ones that Nilanjan outlined within financial services, mortgages, asset management, if you look at Hitech, telco, some parts of retail. So those are the ones. We have not seen any sort of dramatic changes in that, but those are the ones where we see the impact.

Vibhor Singhal

Got it. Sure, great. Thank you so much for taking my questions and wish you all the best.

Moderator

Thank you. The next question is from the line of Ashwin Mehta from Ambit Capital Private Limited. Please go ahead.

Ashwin Mehta

Yes, thanks for the opportunity. Nilanjan, just one question in terms of the third-party bought-out items that seems to have added almost ~$75 mn this quarter. So do you see this item sustaining or it kind of falls off? And is this one of the reasons for your weak guidance?

Nilanjan Roy

So like I said, this is sometimes integral to our strategy as well because we are doing large-scale transformations and sometimes they have elements of licenses or software, hardware inside. And therefore, our guidance takes into account both volumes and any of non-headcount portfolio as well.

Ashwin Mehta

Okay, okay. And in terms of wage hikes next quarter, what is the impact on margins that you see or the quantum of wage hikes that you are giving out?

Nilanjan Roy

So, we have rolled it out. We cannot say what is going to be the impact, but it is like we said, it is effective 1st, of November.

Ashwin Mehta

Okay. Fair enough and all the best.

Moderator

Thank you. The next question is from the line of Gaurav Rateria from Morgan Stanley. Please go ahead.

Gaurav Rateria

Hi, thanks for taking my question. First one is that, does your guidance factor in the current environment remaining similar in the next two quarters, or it further deteriorates from here because it is kind of implying a decline sequentially over the next two quarters? So just trying to understand, what is the underlying assumption on the current environment.

Salil Parekh

I think the way we are looking at the guidance is, typically, Q3 and Q4 are seasonally weaker quarters. So that is something we factored in, in addition to what I was sharing earlier, the slowing of discretionary transformation and with the large and mega deals, seeing how the ramp-up will look like as it converts. But we have looked at more, what we see seasonally weaker Q3 and Q4 from our historical perspective.

Gaurav Rateria

Secondly, you closed a couple of mega deals in the last few months. Now when you look at your large deal pipeline, how do you characterize this? Do you still have mega deals that you are pursuing, which can close in the coming months?

Salil Parekh

So there we have closed four of these mega deals that I referenced earlier. We have a good pipeline. We are not detailing beyond that, the type of deals. What we see is, the deals that we have closed have come off, but there is a huge appetite with clients for cost and efficiency. And those tend to be larger within even our large deals pipeline. So yes, we will see some of those larger deals going ahead there.

Gaurav Rateria

Got it. Last question to Nilanjan that the Project Maximus that you talked about. Is it fair to say that the full benefit would accrue to the company in fiscal '25 and it just started to kind of trickle into the numbers in recent quarter, but the full benefit will accrue in FY '25?

Nilanjan Roy

It is a very complex program. There are a number of tracks. So we have new ideas as we see each quarter. You will see an impact over maybe 18 months of this program and throughout as we are tracking it every quarter. Sometimes you will see a faster benefit like utilization, for instance, there is clearly something which is here and now. So you will see some of that impact even faster, but some of course, take longer to materialize.

Gaurav Rateria

Thank you.

Moderator

Thank you. The next question is from the line of Keith from BMO. Please go ahead.

Keith Bachman

Yes, absolutely. So you have mentioned a few times that discretionary spend or discretionary projects are a reason for the revenue guidance and reporting. Can you tell us what percent of your revenues would you characterize as being sourced from discretionary areas? Is it 30% of total revenues, 40% of total revenues? Any rough estimate you could give us on how much of your revenues are generated from discretionary sources?

Nilanjan Roy

Yes. So we do not really give that number out in public domain. So I think that is where we are. Of course, generally, we have fixed price projects where we are more committed and T&M side of the house which will have a bit of variability into it. But we do not give the discretionary really.

Keith Bachman

Okay. The second question is the $7.7 bn large deal TCV, within that number, do the clients have the ability to cancel those contracts? And if it is yes, what is the cancellation rate been over the last few quarters versus historic norms?

Nilanjan Roy

These are largely signed contracts. They take time to ramp up. So we have not seen any real cancellations really. They may take longer to ramp up than originally envisaged, but there are no cancellations really.

Keith Bachman

Okay. Fair enough. Perfect. And then my last question is, as you think of Infosys, TCS and Accenture and other IT services organization are experiencing challenges with growth. So it is an industry-wide issue. Against that backdrop, when you think about pricing that your clients are willing to accept, have you seen any changes in like-for-like pricing, when you are negotiating with clients for large deals or otherwise, has that changed at all? Or is the like-for-like pricing remain fairly steady even in this weak macro backdrop?

Nilanjan Roy

Yes, I think you are right. I think largely, it has been stable. Of course, in some quarters, you can see few clients are coming back and asking for discounts. But I think, overall, even if I look back, it has been in terms of the annual renewals etc., I think pricing has been more stable over the last year or two years as a general trend, I would think, in the industry. Of course, deal-to-deal, yes, it gets competed hard. But overall, I do not see a deteriorating pricing environment.

Keith Bachman

Okay. That is it from me. Many thanks, cheers.

Moderator

Thank you. The next question is from the line of Yogesh Agarwal from HSBC. Please go ahead.

Yogesh Agarwal

Yes. Hi guys. Just one question on large deals, which have been extraordinary, almost 2x, 3x of your past run rate. I was curious, what is the share of large deals from existing customers versus new? Can you just give some context there?

Salil Parekh

So there, again, we shared the net new amount, which is 48%, but we do not share what is from new client versus not new client.

Yogesh Agarwal

Okay. Sir, the reason I am asking is, it is very intriguing that clients are not spending on small discretionary projects, but awarding such mega contracts. So, is it possible, since this year, everyone is cautious, they are just clubbing a lot of smaller projects and awarding in larger deals, which means next year we will effectively have two years of catch-up on discretionary spend?

Salil Parekh

Some of these deals have been publicly announced. These large programs are many times a combination of cost or efficiency automation program, and sometimes there are programs, which take all of that, let us say, the saving that the client is likely to accrue and from that fund some transformation programs.

So, these do not appear from our interactions to be a consolidation of smaller discretionary work. These are large independent programs. And that is why we feel, that in that space, this cost efficiency space which is really more active today, we seem to be gaining market share and that those with the way they are being set up and what we see, give us a good foundation for our future.

Yogesh Agarwal

Fair enough. Thank you so much, sir.

Moderator

Thank you. The next question is from the line of Vivek Gedda from SBI Mutual Fund. Please go ahead.

Vivek Gedda

Hi, thanks for the opportunity. Salil, in fact, just on your comments that you just made, I just wanted to get a sense of the market share gains that you have been talking about currently because of these large deal wins. Could you give us a sense of how these market share gains have been versus the past? Are you seeing quite a bit of acceleration out there and how to think about it?

Salil Parekh

So there, we are seeing more discussions on cost or consolidation. And for example, when you have a win as we have had over the last few quarters in consolidation of partners with a client, there is a significant change that changes the market dynamic within that client. And then we put all of these things together between some of the large programs you run on cost efficiency and then on consolidation, it looks like we seem to be gaining traction. We have a very good capability set on automation and clients are appreciating that. So that seems to be the reason, why we believe or we think that it looks like, we are gaining market share in those areas.

Vivek Gedda

But is there a way to quantify, from the sense that are you seeing that client budgets are actually not increasing while you potentially are getting more deals versus what your peer sets are?

Salil Parekh

Difficult for us to say on a sort of macro level, but I think generally speaking, the client budgets at least we do not see those increasing at that this stage.

Vivek Gedda

Got that. Secondly, I also wanted to get a sense of tenure of some of these large deals that you won and in the context of, how it has been historically. So -it is probably logical to expect that these are long tenure deals. But if you could give us a sense of how ACV growth has been versus let us say, TCV growth?

Salil Parekh

So there, some of them with the disclosures we have done have that information, but we do not generally speaking, share that information for the aggregate and certainly not vis-a-vis what was going on in the past. But for the specific ones where we have had the disclosures, we have shared that information.

Vivek Gedda

Got that. Just lastly from my side, I just wanted to also get a sense on this third-party items bought out which almost increased $75 mn. However, we called out that one-time revenue bump-up that we got was 30 basis points, which is relatively lesser than what we see here. Is that different items and how to think about that?

Nilanjan Roy

Absolutely. They are different items. And in a way, the margin walk, I also talked about the one-time having a positive impact and the license sales, etc., having a third-party cost having a downward impact on margins, they are different.

Vivek Gedda

Got it. Thanks a lot.

Moderator

Thank you. The next question is from the line of Abhishek Kumar from JM Financial. Please go ahead.

Abhishek Kumar

Yes. Hi, good evening. Thanks for taking my question. I was also trying to deconstruct this quarter's growth. It seems to me there is a volume decline, just going by the headcount decline and small increase in utilization. So, is it the realization which has helped us or some of the one-time which you mentioned, and it has been asked in the previous questions also?

Or is it that some of the smaller deals, like less than $50 mn, which we do not disclose, the uptick in those deals or kind of inflow of those deals has kind of dried up significantly, which is basically resulting in mega deals needed to sustain the volume growth?

Nilanjan Roy

So in my opening remarks, I said that we are continuing to see softness in the underlying volumes and the revenue for the quarter was supported by stronger growth in the balanced portfolio and improved realization from one-timers.

Abhishek Kumar

Okay. So, my question also was, while I know we do not give the numbers out, but the contribution of less than $50 mn deals in our revenue contribution or pipeline how has that changed? The reason why I am asking is, it seems that without the mega deal or large deals ramping up, there is a sustained pressure on margins. And these deals could be difficult to time, when really these deals will ramp-up. So, in the absence of that, the contribution smaller deals, has that really kind of changed as a proportion of revenue over the last few quarters?

Nilanjan Roy

So, we do not give out this information.

Abhishek Kumar

Sure. Okay. Thank you and all the best.

Moderator

Thank you. The next question is from the line of Apurva Prasad from HDFC Securities. Please go ahead.

Apurva Prasad

Thanks for taking my question. Salil, I had a question on the headcount, how should we really think about that progressing over the next few quarters? It is been down 5% over the past three quarters with utilizations that have been flat. So how should we expect that to play?

Nilanjan Roy

Yes. So, you have to triangulate across volume, attrition, new hiring and utilization. The broad message is that even with the utilization increase today to 81.8%, we still have headroom to improve the utilization further. So that should give you a sense of things to come. And of course, we continue to monitor overall volumes, etc., so there is enough headroom and this is helping us in margins, like I said at the beginning, right? This is a margin lever which we can use.

Apurva Prasad

Right. And secondly, any vertical call out in the one-timer in revenue that should affect volume?

Nilanjan Roy

No

Moderator

Apurva, your line is muted, I guess. Do you have any other follow-up questions? Sir, there seems to be no response from the current participant.

Ladies and gentlemen, that would be our last question for today. I now hand the conference back to the management for their closing remarks. Thank you, and over to you.

Salil Parekh

So, thanks, everyone. This is Salil. Thank you for all your questions and the interactions. I just want to close on a few points.

First, we have had an incredible quarter on large and mega deals really with $7.7 bn, the largest we have seen in the company for a quarter and this gives us a good foundation for the future. The quarter itself was great in terms of sequential growth and operating margin.

We have got a comprehensive program on margin expansion, which is in place with several large components and tracks running across the company. And we continue to invest in Generative AI, where we are making great connects with clients, especially leveraging Topaz. So those really are the main points from us. And thanks, thanks very much again for joining in for the call.

Moderator

Thank you very much, members of the management. Ladies and gentlemen, on behalf of Infosys, that concludes this conference. Thank you all for joining us, and you may now disconnect your lines.